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OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

CM 4/27

SEC FILE NUMBER
8- 46569

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2004 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Golden State Mutual Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1999 W. Adams Blvd
(No. and Street)

Los Angeles (City) CA (State) 90018 (Zip Code)

SEC MAIL RECEIVED PROC. APR 19 2005 WASH. SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles James (323) 731-1131
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William Jenkins, CPA
(Name – *if individual, state last, first, middle name*)

2500 Wilshire Blvd Ste 509 (Address) Los Angeles (City) CA (State) 90057 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 06 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

19 5/5

OATH OR AFFIRMATION

I, Charles L. James, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Golden State Mutual Securities Corp, as of 12/31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

AURORA MARIA STRONG
COMM. # 1487081
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
COMM. EXP. MAY 1, 2008

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GOLDEN STATE MUTUAL SECURITIES CORP.
(A CALIFORNIA CORPORATION)

FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003
AND
SUPPLEMENTARY INFORMATION
AS OF DECEMBER 31, 2004

WILLIAM JENKINS, III
CERTIFIED PUBLIC ACCOUNTANT

2500 WILSHIRE BOULEVARD
SUITE 509
LOS ANGELES, CALIFORNIA 90057
(213) 389-6522

INDEPENDENT ACCOUNTANT'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholders
Golden State Mutual Securities Corp.

In planning and performing my audit of the financial statements of Golden State Mutual Securities Corp. (A California Corporation) (GSMSC) for the year ended December 31, 2004 and having issued my report thereon dated February 25, 2005, I considered its internal control structure, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

I also made a study of the practices and procedures followed by GSMSC in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Section K(1) of rule 15c3-3. I did not review the practices and procedures followed by GSMSC in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because GSMSC does not carry security accounts for customers or perform custodial functions relating to customer securities.

Possession Control

Determination of Reserve Requirements

The management of GSMSC is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which GSMSC has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are

GOLDEN STATE MUTUAL SECRITIES CORP.

POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2004

At the direction of your office, The Organization footnote has been expanded:

NATURE OF BUSINESS:
The Corporation does not hold customer funds or securities and pursuant to Section (k)(1) exemptive provision of SEC 15c3-3 is not required to include a computation for the determination of reserve requirement or disclosure information related to the possession or control of securities.

FAX TRANSMISSION

GOLDEN STATE MUTUAL SECURITIES CORPORATION
1999 W. Adams Blvd.
Los Angeles, CA 90018
(323) 731-1131 extension 217
Fax: (323) 733-7511

SEC MAIL PROCESSING
RECEIVED
APR 19 2005
WASH. D.C.
179

Date: March 30, 2005

To: Veronica Faison, Legal Instruments Examiner
6432 General Greenway Drive, Mail Stop O-25
Alexandria, VA 22312
Fax: 703-914-4368

FAXED
9:22am

From: Charles James, President

Re: Form X-17A-5 Facing Page

COMMENTS:

Attached is the form you requested 3/25/2005. The request was received today

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